U-BX Technology Ltd.

Zhongguan Science and Technology Park

No.1 Linkong Er Road, Shunyi District, Beijing

People’s Republic of China

August 8, 2022

Via Electronic Mail

Division of Corporation Finance

Office of Technology

U.S. Securities Exchange Commission

Re:	U-BX Technology Ltd. (the “Company”)

To whom it may concern:

This letter is in response to the letter dated August 1, 2022 from the staff (the “Staff”) of the U.S. Securities Exchange Commission (“SEC”) addressed to U-BX Technology Ltd. (the “Company”, “we”, and “our”). For ease of reference, we have recited SEC’s comments in this response and numbered them accordingly. An amended registration statement on Form F-1 (the “Amendment”) is being submitted to accompany this letter.

Amendment No. 5 to Registration Statement on Form F-1

General

1)	We note you revised the expected offering price of your ordinary shares to be between $4.00 and $5.00. Please use the midpoint of this range in your prospectus where you provide disclosure based on the assumed initial public offering price. For example, revise your use of proceeds, capitalization, dilution, and underwriting information accordingly.

RESPONSE: We note the Staff’s comment and respectfully advise that after discussion with the underwriter, we have decided to change the expected offering price to $5.00. We have revised the cover page and the relevant sections in the prospectus to reflect the change.

2)	We note your disclosure on page 109 that you "have 14 shareholders of record, none of which is located in the United States." In Item 7 you refer to an issuance "to all fourteen existing shareholders and two new investors." Please advise if you now have 16 shareholders of record and, if so, revise your disclosure accordingly.

RESPONSE: We note the Staff’s comment and respectfully advise that we have 16 shareholders of record. We have revised the disclosure on page 110 to clarify that the Company has 16 shareholders of record in total.

Risk Factors

Our Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act. . . , page 39

3)	We note that your auditor conducted their work with the collaboration of its China-based offices. Please revise your risk factor disclosure to clarify whether Article 177 of the PRC Securities Law means that the audit work papers of your financial statements may not be fully inspected by the PCAOB without the approval of the PRC authorities. Advise whether your common stock could be delisted and prohibited from being traded over-the counter under the HFCA Act if it is determined in the future that your auditor, which has a presence in China, is unable to be fully inspected or investigated.

RESPONSE: We note the Staff’s comment and respectfully advise that we have revised the risk factor disclosure to discuss that because our auditor conducted their work with the collaboration of its China-based office, Article 177 of the PRC Securities Law may in the future prohibit the audit paper of our financial statements not be fully inspected by the PCAOB without the approval of the PRC authorities, and our ordinary shares could be delisted and prohibited from being traded over-the counter under the HFCA Act if it is determined in the future that our auditor, which has a presence in China, is unable to be fully inspected or investigated. We have revised the risk factor disclosure “Our ordinary shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act (the “HFCA Act”), if the Public Company Accounting Oversight Board (the “PCAOB”) is unable to inspect our auditors for three consecutive years beginning in 2021. The delisting of our ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment” on page 41 of the prospectus.

Lock-up Agreements, page 132

4)	We note that you filed the forms of Underwriting Agreement and Lock-up Agreement as Exhibits 1.1 and 10.7, respectively, which contain certain exceptions to the lock-up provisions with you and your directors and officers. Please disclose these exceptions in your prospectus.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we added disclosure of the exceptions to the lock-up provisions that apply to both the Company and the shareholder, directors and officers in the Underwriting Agreement and Lock-up Agreement on page 133 of the prospectus.

In addition, we have made an additional change in the “Principal Shareholders” section, where we removed Nan Jiang’s equity ownership under the “5% or Greater Shareholder” tab. As of the date of this letter, Nan Jiang only has 4.99% of the Company’s equity ownership, and therefore is not subject to the required disclosure.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or yly@orllp.legal.

U-BX Technology Ltd.

/s/ Miingfei Liu
Name:	Mingfei Liu
Title:	Chief Operating Officer